UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBBEY INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.

300 Madison Ave.

Toledo, Ohio 43604

Libbey Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Libbey Inc. Retirement Savings Plan

Toledo, OH

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan (the "Plan") as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule, schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ FreedMaxick CPAs, P.C.

Buffalo, NY

June 25, 2020

We have served as the auditor of the Plan since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Libbey Inc. Retirement Savings Plan

Toledo, OH

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Libbey Inc. Retirement Savings Plan (the "Plan") as of December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Detroit, MI

June 14, 2019

We began serving as the auditor of the Plan in 2016. In 2019, we became the predecessor auditor to the Plan.

Libbey Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments at fair value	$116,896,254	$102,756,429
Notes receivable from participants	1,559,674	1,315,921
Net assets available for benefits	$118,455,928	$104,072,350

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Investment income:
Interest and dividends	$7,302,458
Net appreciation in fair value of investments	12,316,931
Total investment income	19,619,389

Additions:
Interest income on notes receivable from participants	75,623
Contributions:
Participants	5,219,278
Employer	2,955,237
Total contributions	8,174,515

Total investment income and additions	27,869,527

Deductions:
Participant withdrawals or benefits paid directly to participants	(13,574,483)
Administrative expenses	(84,179)
Total deductions	(13,658,662)

Net increase in assets available for benefits prior to transfer	14,210,865

Net transfer from Libbey Inc. Supplemental Retirement Plan	172,713

Net increase in assets available for benefits	14,383,578

Net assets available for benefits:
Beginning of year	104,072,350
End of year	$118,455,928

See accompanying notes to the financial statements.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2019

1. Description of Plan

General

The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was amended and restated on January 28, 2013 which was effective as of January 1, 2013.

The Plan is a defined contribution plan that provides eligible employees the opportunity to make pre-tax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). The Plan is administered by the Committee, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participant contributions are limited to 50% of their eligible wages and are immediately 100% vested. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are allocated at the participant’s discretion among the various investment options with no limit on the number of options selected. See "Company Stock" in Note 2 for limitations on investing in Libbey Inc. common stock. A participant may elect to change the percentage of eligible compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The Company contributes to the Plan on behalf of each participant an amount equal to 100% of the participant’s first 6% of pre-tax contributions not to exceed 6% of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. A newly eligible participant will be automatically enrolled at a pre-tax contribution rate of 3% of eligible compensation unless an affirmative election is made to contribute at a different rate. Enrollment occurs as soon as administratively feasible following the first 30 days of becoming eligible. If another election is not made, these contributions will be deposited into the Plan's default fund. The default fund is a target-date (or "life cycle") fund that applies generally accepted investment theories, is diversified to reduce the risk of large losses, and provides varying degrees of long-term appreciation and capital preservation through a mix of equity and fixed income exposures based on age. In addition, the rate of pre-tax contributions will automatically increase 1% each year until the pre-tax deferral rate is 6% of eligible compensation. The participant has the opportunity to waive the automatic enrollment provision or elect to contribute a different percentage of compensation by contacting the recordkeeper.

Within certain limitations of the Internal Revenue Code (IRC), a participant may also transfer into the Plan by making a rollover contribution from another qualified plan.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

At December 31, 2019 and 2018, Great-West Trust Company, LLC was the Plan's Trustee, and the Bank of New York Mellon was the sub-custodian of the Libbey Inc. stock fund. The Plan utilizes record keeping services from Great-West Financial Retirement Plan Services, which is branded as Empower Retirement.

Investments

Participants may direct the investment of their contribution, the Company's matching contribution and their account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily, within certain limitations. Including the various retirement target date funds, the Plan offers over 25 different mutual funds across several asset categories including US and International equities and fixed income funds, through ten registered investment companies, a stable asset income fund and Libbey Inc. common stock.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;
•	Total and permanent disability, as defined in the Plan, of the participant;
•	Death of the participant;
•	Termination of employment; or
•	Financial hardship that complies with IRS regulations.

Benefits due upon death are generally paid in a lump sum or installments. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal, or disability are paid in a lump sum or installments of a substantially equal amount for a period of time not to exceed the life expectancy of the participant or the participant's designated beneficiary, as applicable, and are based on vested amounts in the participants’ accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Payment of Benefits

Benefit payments to participants are recorded when paid. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2019.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Company Stock

At December 31, 2019 and 2018, the Plan held $1,078,413 and $1,917,465, respectively, of Libbey Inc. common stock which represented approximately 1% and 2%, respectively, of net assets available for benefits. Dividends paid or deemed paid constitute applicable dividends per the IRC. During the year ended December 31, 2019, the Plan received no dividend income from Libbey Inc.

A participant may instruct the Trustee in writing how to vote shares held in the Libbey Inc. stock fund at any meeting of shareholders, and may revoke their instruction, to the extent permitted under the terms of such vote. Such instruction or revocation thereof shall apply to the total number of shares of Libbey Inc. credited to such participant's account under the Libbey Inc. stock fund as of the valuation date coinciding with or immediately preceding the record date for the shareholders' meeting. All the shares of Libbey Inc. in the Libbey Inc. stock fund for which no such instructions are received shall be voted by the Trustee in a uniform manner as a single block in accordance with the instructions received with respect to a majority of such shares for which instructions are received. Voting instructions from the participants will remain confidential by the Trustee.

Per provisions of a 2015 Plan amendment, the Company implemented a 20% limit on investments in Libbey Inc. common stock on July 1, 2016, to ensure portfolio diversity. Any contribution amount over 20% is redirected to the Plan's default fund, the JP Morgan SmartRetirement target date funds, based on the participant's age. A maximum of 20% of each participant's account balance can be invested in Libbey Inc. common stock. The participant is unable to transfer additional investments into the stock fund if Libbey Inc. common stock is more than 20% of the participant's account balance, or would be more than 20% as a result of the transfer. In addition, there is a 20% cap on future contributions to purchase Libbey Inc. common stock. At implementation on July 1, 2016, participants were not required to sell any shares of Libbey Inc. common stock greater than 20% of their account balance.

For additional information concerning Libbey Inc. common stock refer to Note 8, Subsequent Events.

Plan Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, consulting and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are included in net appreciation (depreciation) of fair value of investments. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. As of December 31, 2019, participant loans have interest rates ranging from 4.25% to 6.5%.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Transfers

Along with the Plan, the Company sponsors a defined contribution plan for union hourly employees. If employees change their status during the year, their account balances are transferred into or from the Libbey Inc. Supplemental Retirement Plan.

Excess Contributions Payable

The Plan is required to re-characterize or return contributions received during the Plan year in excess of the IRC limits. There were no Plan payables as of December 31, 2019 or 2018.

3. Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, Fair Value Measurements, establishes a framework for measuring fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•

Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

•	Registered investment companies: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

•	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

•

Common collective trust: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the common collective trust. The net asset value, as provided by the administrator of the fund, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. Complete or partial Plan withdrawals must be given in writing not less than one year prior to the valuation date on which the withdrawal is to be effected.

There have been no changes in the methodologies used at December 31, 2019 and 2018. For the year ended December 31, 2019, there were no transfers between levels.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis as of December 31, 2019 and 2018 (Level 1, 2, and 3 inputs are defined above) are as follows:

	Fair Value Measurements Using Input Type
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment companies	$110,428,264	$—	$—	$110,428,264
Libbey Inc. common stock	1,078,413	—	—	1,078,413
Total investments in the fair value hierarchy	$111,506,677	$—	$—	111,506,677
Common collective trust measured at NAV (a)				5,389,577
Total investments				$116,896,254

	Fair Value Measurements Using Input Type
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies	$94,980,939	$—	$—	$94,980,939
Libbey Inc. common stock	1,917,465	—	—	1,917,465
Total investments in the fair value hierarchy	$96,898,404	$—	$—	96,898,404
Common collective trust measured at NAV (a)				5,858,025
Total investments				$102,756,429

(a)

In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan:

	Fair Value	Fair Value	Unfunded	Redemption	Redemption
Investment	12/31/2019	12/31/2018	Commitment	Frequency	Notice Period
Common collective trust	$5,389,577	$5,858,025	N/A	Daily	12 months

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in semi-monthly or weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be initiated 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the participant must make arrangements with the record keeper to pay off the loan, otherwise it will be treated as a distribution to the participant after 90 days.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 1, 2014, stating that the Plan is qualified under applicable sections of the IRC and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Parties-in-Interest

The investments in Libbey Inc. common stock and the notes receivable from participants, both described in Note 2, qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8. Subsequent Events

In March 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of Libbey Inc. common stock and other Plan assets. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted.

In May 2020, the Seventh Amendment to the Plan was executed which provides for the suspension of Company matching contributions effective on and after May 15, 2020, and for provisions related to the Coronavirus Aid, Relief and Security (CARES) Act.

On June 1, 2020, the Company and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 of the U. S. Bankruptcy Code (the “Chapter 11 Cases”) with the U. S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors' Chapter 11 Cases are being jointly administered under the caption In re Libbey Glass Inc., et al., Case No. 20-11439 (LSS). Documents filed on the docket of, and other information related to, the Chapter 11 Cases are available free of charge online at https://cases.primeclerk.com/libbey.

The Debtors are authorized to continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. As debtors-in-possession under the Bankruptcy Code, the Debtors may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Further, the Debtors filed a variety of “first day” motions with the Bankruptcy Court requesting permission to continue the Debtors’ business activities in the ordinary course. The Bankruptcy Court entered an order approving the Debtors’ “first day” motions on June 2, 2020, on an interim basis. These orders authorized the Debtors to, among other things, enter into debtor-in-possession financing, pay certain prepetition employee and retiree expenses and benefits, use their existing cash management system, and allow the Debtors to operate their businesses in the ordinary course. The Company continues to operate its business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Company’s common stock (the “Common Stock”) was previously listed on the NYSE American LLC (the “NYSE American”) exchange under the symbol "LBY". The NYSE Regulation, Inc. suspended trading of the Common Stock on June 1, 2020, and filed an application on Form 25 on June 10, 2020, to delist the Common Stock from the NYSE American. The delisting was effective June 22, 2020. The Common Stock began trading on the OTC Pink marketplace under the symbol “LBYYQ” on June 2, 2020. The Company can provide no assurance that the Common Stock will continue to trade on this market, whether broker-dealers will continue to provide public quotes of the Common Stock on this market, whether the trading volume of the Common Stock will be sufficient to provide for an efficient trading market or whether quotes for the Common Stock will continue on this market in the future. The transition to over-the-counter markets will not affect the Company’s business operations or its SEC reporting requirements and does not conflict with or cause an event of default under any of the Company’s material debt or other agreements. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by the holders of the Company’s equity securities as a result of the Chapter 11 Cases. The Company expects that its equity holders will experience a complete loss on their investment, depending on the outcome of the Chapter 11 Cases.

As a result of the Chapter 11 Cases, the following Plan changes took effect mid-June 2020:

•	Future contributions (payroll deferrals) are no longer able to be invested in the Libbey Inc. stock fund;
•

Unless the participant makes a different election, future contributions designated for the Libbey Inc. stock fund will be invested in the Plan's default fund; the applicable JP Morgan SmartRetirement fund, a target-date retirement (or "life cycle") fund based on the participant's age.

Libbey Inc. Retirement Savings Plan

EIN 34-1559357   Plan #001

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2019

	Identity of Issuer, Borrower, Lessor or Similar Party	Current
	and Description of Investment	Value
	Registered investment companies:
	Harbor Capital Appreciation Fund	$8,183,021
	Invesco Small Capital Growth Fund	4,829,655
	Dodge & Cox Stock Fund	13,207,589
	Cohen & Steers Realty Shares Fund	1,030,336
	Dimensional
	DFA U.S. Small Cap Value	381,670
	DFA U.S. Small Cap	3,380,720
	DFA Emerging Markets Value	489,496
	JP Morgan
	High Yield Fund	942,247
	SmartRetirement 2020 Fund	3,027,736
	SmartRetirement 2025 Fund	2,693,194
	SmartRetirement 2030 Fund	4,356,093
	SmartRetirement 2035 Fund	3,174,196
	SmartRetirement 2040 Fund	2,822,077
	SmartRetirement 2045 Fund	2,581,939
	SmartRetirement 2050 Fund	1,987,093
	SmartRetirement 2055 Fund	912,587
	SmartRetirement 2060 Fund	135,528
	SmartRetirement Income Fund	1,709,015
	100% U.S. Treasury Money Market Fund	2,724,226
	American Funds Growth Fund of America	7,733,339
	Federated Total Return Bond	4,715,031
	Transamerica International Equity Fund	5,475,740
	Vanguard
	Inflation-Protected Securities Fund	1,916,701
	Total Bond Market Index Fund	6,609,318
	FTSE All-World ex-US Index	8,360,311
	Institutional Index Fund	17,049,406
	Common collective trust:
	JP Morgan Stable Asset Income Fund	5,389,577
	Common stock:
*	Libbey Inc. common stock	1,078,413
	Total investments	116,896,254

*	Participant loans (Interest rates ranging from 4.25% to 6.5%)	1,559,674
	Net Assets	$118,455,928

* Indicates a party-in-interest to the Plan.

All investments are participant directed; therefore, cost information has not been presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. RETIREMENT SAVINGS PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 25, 2020	By:	/s/ Sarah J. Zibbel
Sarah J. Zibbel
Chairman Employee Benefits Committee
Senior Vice President and Chief Human Resources Officer of Libbey Inc.

		By:	/s/ Juan Amezquita
Juan Amezquita
Senior Vice President and Chief Financial Officer of Libbey Inc.